                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                ________________
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 2)
                                ________________
                               COMSAT CORPORATION
                           (Name of Subject Company)

                                  REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                             STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                              6801 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 897-6000

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                 SUITE 500 WEST
                          WASHINGTON, D.C.  20004-1109
                                 (202) 383-5300


                           CALCULATION OF FILING FEE

Transaction Valuation(1):  $1,169,509,386       Amount of Filing Fee:  $227,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the "Shares"), of COMSAT Corporation (the "Company") at a price per Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $227,901         Filing Parties:  Regulus, LLC and
                                             Lockheed Martin Corporation
Form or registration no.:  Schedule 14D-1   Date Filed: September 25, 1998

                        (Continued on following page(s))


                               Page 2 of 7 Pages
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     This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (the
"Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

     The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

The Cover Page to the Schedule 14D-1 setting forth certain information regarding the Purchaser erroneously listed the Purchaser's I.R.S. Identification No. as 52-2121081 in response to Item 1. The correct I.R.S. Identification No. for the Purchaser is 52-1893632, the same as the I.R.S. Identification No. for Parent, and the Cover Page to the Schedule 14D-1 is hereby amended to reflect the foregoing change.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(b) is hereby amended and supplemented by the addition of the following paragraph thereto:

          On October 16, 1998, Parent, the Purchaser and the Company filed applications with the FCC for consent to transfer control of CGSI, which holds two fixed earth station licenses with respect to earth stations located in Clarksburg, Maryland for the provision of international fixed satellite service and an FCC authorization pursuant to Section 214 of the Communications Act to provide international common carrier services on a resale basis. On the same date, the Purchaser filed an application with the FCC for consent to become an Authorized Carrier and acquire up to 49% of the Company's Common Stock as an Authorized Carrier.

     Item 10(f) is hereby amended and supplemented by the addition of the following paragraph thereto:

          On October 22, 1998, the Board of Directors of Parent declared a two-for-one split of the Parent Common Stock and a cash dividend increase. The stock split will be in the form of a stock dividend and stockholders of record on December 1, 1998, will receive one additional share of Parent Common Stock for each share of Parent Common Stock held. The new shares will be issued on December 31.

                               Page 3 of 7 Pages
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          The split will have the effect of altering the Merger Consideration contemplated by the Merger Agreement such that each Share issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held in the treasury of the Company, held by the Purchaser, held by Parent, if any, and Dissenting Shares, if any) will be converted into the right to receive 1.0 share of Parent Common Stock.

          December 1 also will be the record date for the fourth-quarter cash dividend of $.44, or $1.76 annually, on pre-split shares of Parent Common Stock, ($.22 quarterly on a post-split basis) representing a $.04 per share increase over the previous cash dividend of $.40 per share. The dividend will be payable on December 31.

          On October 22, 1998, Parent issued the press release attached hereto as Exhibit (a)(9) with relation to the foregoing. The full text of the press release is incorporated herein by reference.

          On November 17, 1998, Parent issued a press release pursuant to which it announced that the Purchaser had extended the Offer until 12:00 midnight, New York City time on Thursday, January 14, 1999. The terms of the extended Offer otherwise remain the same as those of the original Offer as set forth in the Offer to Purchase filed with the Securities and Exchange Commission on September 25, 1998. The Offer is being extended because certain required regulatory and shareholder approvals have not yet been obtained.

          According to First Chicago Trust Company of New York, the depositary for the offer, as of the close of business on November 16, 1998, 5,422,628 shares of Company Common Stock had been validly tendered and not withdrawn pursuant to the Offer. None of these shares were tendered pursuant to notices of guaranteed delivery.

          On November 17, 1998, Parent issued the press release attached hereto as Exhibit (a)(10) with relation to the extension of the Offer. The full text of the press release is incorporated herein by reference.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following paragraph thereto:

          (a)(9) Text of Press Release issued October 22, 1998

          (a)(10)  Text of Press Release issued November 17, 1998

                               Page 4 of 7 Pages
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                                   SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    November 18, 1998



                                    REGULUS, LLC



                                    By: /s/ Stephen M. Piper
                                       ---------------------
                                    Name:  Stephen M. Piper
                                    Title: Vice President

                               Page 5 of 7 Pages

                                   SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    November 18, 1998



                                    LOCKHEED MARTIN CORPORATION




                                    By: /s/  Stephen M. Piper
                                       ----------------------------------
                                    Name:  Stephen M. Piper
                                    Title: Associate General Counsel and
                                            Assistant Secretary

                               Page 6 of 7 Pages
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                               14D-EXHIBIT INDEX

EXHIBIT   DESCRIPTION
-------   -----------


(a)(9)    Text of Press Release issued October 22, 1998

(a)(10)   Text of Press Release issued November 17, 1998


                               Page 7 of 7 Pages